UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-37657

YIREN DIGITAL LTD.

28/F, China Merchants Bureau Building, 118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

Mr. George Liu has resigned from Yiren Digital Ltd. (the “Company”) as its chief risk officer for personal reasons. His resignation became effective on May 31, 2023 and was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By:	/s/ Na Mei
	Name:	Na Mei
	Title:	Chief Financial Officer

Date: May 31, 2023